Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 24, 2011, by and between American Tower Corporation, a Delaware corporation (“ATC”) and American Tower REIT, Inc., a Delaware corporation (“ATC REIT”).

RECITALS

WHEREAS, ATC has adopted an overall plan (the “REIT Conversion”) to restructure its business operations so that it will qualify for federal income tax purposes as a “real estate investment trust” (“REIT”);

WHEREAS, the REIT Conversion contemplates, among other things, the merger of ATC with and into ATC REIT pursuant to this Agreement;

WHEREAS, as a result of the Merger (as defined in Section 1.1) ATC REIT will be renamed “American Tower Corporation” and will succeed to and continue to operate the existing business of ATC;

WHEREAS, Section 251 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101, et seq. (the “DGCL”), authorizes the merger of a Delaware corporation with and into another Delaware corporation;

WHEREAS, for federal income tax purposes it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the Board of Directors of ATC and the Board of Directors of ATC REIT each has determined that the Merger and this Agreement are advisable and in the best interests of each such corporation and its stockholders and each has approved this Agreement and the Merger on the terms and subject to the conditions set forth in this Agreement and directed that this Agreement be submitted to a vote of their respective stockholders.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME; EFFECTS OF MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3) and in accordance with Section 251 of the DGCL, ATC shall be merged with and into ATC REIT and the separate corporate existence of ATC shall thereupon cease (the “Merger”) and ATC REIT shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate existence of ATC REIT will continue unaffected by the Merger.

1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree but in no event prior to the satisfaction or waiver, where permitted, of the conditions set forth in Section 3.1 hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, following the Closing, the parties hereto shall, at such time as they deem advisable, cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as ATC and ATC REIT shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.4 Certificate of Incorporation and By-laws.

(a) The amended and restated certificate of incorporation of ATC REIT, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, except that Article First shall be amended to read as follows:

“FIRST: The name of the corporation (hereinafter the “Corporation”) is American Tower Corporation.”

(b) The amended and restated by-laws of ATC REIT, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until the same shall thereafter be altered, amended or repealed, except that the name of the corporation therein shall be amended to “American Tower Corporation”.

1.5 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors and officers of ATC serving as directors or officers of ATC immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

1.6 Effects of Merger. The Merger shall have the effects specified in the DGCL and this Agreement.

ARTICLE II

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of ATC, ATC REIT or the stockholders of such corporations, the following shall occur:

(a) The outstanding shares of Class A Common Stock, par value $0.01 per share, of ATC (“ATC Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the same number of validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”).

(b) All shares of ATC Common Stock shall no longer be outstanding and shall be canceled and shall cease to exist. At the Effective Time, each certificate (“Certificate”) formerly representing shares of ATC Common Stock shall thereafter only represent the right to receive (i) the consideration payable in respect of such shares under Section 2.1(a) and (ii) an amount equal to any dividend or other distribution pursuant to Section 2.4(c).

(c) Each share of ATC Common Stock held in ATC’s treasury at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

(d) Each share of ATC REIT Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of ATC REIT or the holder of such shares, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

2.2 Dividends Declared Prior to the Effective Time. ATC’s obligations with respect to any dividends or other distributions to the stockholders of ATC that have been declared by ATC but not paid prior to the Effective Time will be assumed by the Surviving Corporation in accordance with the terms thereof.

2.3 ATC Stock Plans. At the Effective Time, the rights and obligations of ATC under the American Tower Corporation 2007 Equity Incentive Plan, the American Tower Systems Corporation 1997 Stock Option Plan, as amended, the American Tower Corporation 2000 Employee Stock Purchase Plan, as amended and restated, and any equity compensation plans which ATC assumed in connection with various merger and acquisition transactions, including but not limited to the SpectraSite, Inc. 2003 Equity Incentive Plan (including all amendments or modifications, collectively, the “Plans”) and related and other agreements will be assumed by the Surviving Corporation in accordance with the terms thereof, and all rights of the parties thereto and the participants therein to acquire shares of ATC Common Stock on the terms and conditions of the Plans and such agreements will be converted into rights to acquire shares of Surviving Corporation Common Stock, in each case, to the extent set forth in, and in accordance with, the terms of such Plans and related other agreements. The number of shares available for grant under each Plan is set forth in Schedule 2.3.

2.4 Exchange of Certificates.

(a) As of the Effective Time, the Surviving Corporation shall deposit, or shall cause to be deposited, with The Bank of New York Mellon, the transfer agent and registrar for the shares of Surviving Corporation Common Stock and the exchange agent for purposes of the Merger (the “Exchange Agent”), for the benefit of the holders of Certificates, shares of Surviving Corporation Common Stock, in an amount sufficient to effect the exchange of all Certificates for shares of ATC Common Stock pursuant to Section 2.1(a). In addition, the Surviving Corporation shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders of Certificates as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.4(c).

(b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Surviving Corporation Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Certificate so surrendered shall forthwith be cancelled, and the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate evidencing the number of shares of Surviving Corporation Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II and (B) the payment of any of dividends and other distributions that such holder has the right to receive pursuant to Section 2.4(c). No interest shall be paid or accrued on any Merger consideration or on unpaid dividends and distributions payable to holders of Certificates. In the event of a surrender of a Certificate representing shares of ATC Common Stock in exchange for a certificate evidencing shares of Surviving Corporation Common Stock in the name of a person other than the person in whose name such shares of ATC Common Stock are registered, a certificate evidencing the proper number of shares of Surviving Corporation Common Stock may be issued to such a transferee if the Certificate evidencing such securities is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid.

(c) No dividends or other distributions declared by the Surviving Corporation in respect of Surviving Corporation Common Stock, the record date for which is at or after the Effective Time, shall be paid by the Exchange Agent to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, the Exchange Agent shall release to the holder of the certificates representing whole shares of Surviving Corporation Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the previously reserved amount equal to the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Surviving Corporation Common Stock that had been held by the Exchange Agent for the benefit of such holder, and

(B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Surviving Corporation Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) At and after the Effective Time, there shall be no transfers on the stock transfer books of ATC of shares of ATC Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing shares of Surviving Corporation Common Stock in accordance with the procedures set forth in this Article II.

(e) Any former stockholders of ATC who have not complied with this Article II within one year after the Effective Time shall thereafter look only to the Surviving Corporation for release of (A) their previously reserved shares of Surviving Corporation Common Stock deliverable in respect of each share of ATC Common Stock such stockholder holds as determined pursuant to this Agreement and (B) any dividends or other distributions paid on such shares for the benefit of such stockholders, without any interest thereon.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the shares of Surviving Corporation Common Stock deliverable in respect thereof pursuant to this Agreement.

(g) None of ATC, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares or securities of ATC for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

ARTICLE III

CONDITIONS

3.1 Conditions as to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (to the extent not prohibited by law), of the following conditions at or prior to the Closing Date:

(a) This Agreement shall have been duly adopted by the requisite vote of the stockholders of ATC and ATC REIT.

(b) ATC’s Board of Directors shall have determined that the transactions constituting the REIT Conversion that impact the Surviving Corporation’s qualification as a REIT for federal income tax purposes have occurred or are reasonably likely to occur.

(c) ATC REIT shall have amended and restated its Certificate of Incorporation to read substantially in the form attached hereto as Exhibit A.

(d) ATC REIT shall have amended and restated its By-Laws to read substantially in the form attached hereto as Exhibit B.

(e) ATC shall have received from its tax counsel an opinion to the effect that the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and that each of ATC and ATC REIT is a party to a reorganization within the meaning of Section 368(b) of the Code.

(f) The directors of ATC REIT shall be the directors of ATC immediately prior to the Closing.

(g) The shares of Surviving Corporation Common Stock issuable to stockholders of ATC pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(h) The Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission by ATC REIT in connection with the Merger shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceeding seeking a stop order.

(i) ATC’s Board of Directors shall have determined, in its sole discretion, that no legislation, or proposed legislation with a reasonable possibility of being enacted, would have the effect of substantially (i) impairing the ability of the Surviving Corporation to qualify as a REIT, (ii) increasing the federal tax liabilities of ATC or the Surviving Corporation resulting from the REIT Conversion, or (iii) reducing the expected benefits to the Surviving Corporation resulting from the REIT Conversion.

(j) ATC shall have received all governmental approvals and third party consents required to be obtained by ATC or its subsidiaries in connection with the Merger and the transactions constituting the REIT Conversion, except where the failure to obtain such approvals or consents would not reasonably be expected to materially and adversely affect the business, financial condition or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

ARTICLE IV

DEFERRAL AND TERMINATION

4.1 Deferral. Consummation of the Merger may be deferred by the Board of Directors of ATC or any authorized officer of ATC following the special meeting of the stockholders of ATC if said Board of Directors or authorized officer determines that such deferral would be advisable and in the best interests of ATC and its stockholders.

4.2 Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of this Agreement by the stockholders of ATC, by either (i) the mutual written consent of the Board of Directors of ATC and the Board of Directors of ATC REIT or (ii) the Board of Directors of ATC in its sole discretion.

4.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article IV, this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its affiliates, directors, partners, officers or stockholders) shall have any liability or further obligation to any other party to this Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1 Further Assurances. Each of ATC and ATC REIT shall use its best efforts to take all such actions as may be necessary or appropriate to effectuate the Merger under the DGCL. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Surviving Corporation or ATC, ATC REIT, its officers or other authorized persons of the Surviving Corporation are authorized to take any such necessary or desirable actions including the execution, in the name and on behalf of the Surviving Corporation or ATC, of all such deeds, bills of sale, assignments and assurances.

5.2 No Appraisal Rights. The holders of shares of ATC Common Stock are not entitled under applicable law to dissenters’ or appraisal rights as a result of the Merger or REIT Conversion.

5.3 Entire Agreement. This Agreement, the Exhibits hereto, and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

5.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after adoption of this Agreement by the stockholders of ATC, but after such stockholder adoption, no amendment shall be made which by law requires the further approval of such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

5.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

5.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

5.8 Incorporation. All Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

5.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.10 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

5.11 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

[Signature Page Follows]

AMERICAN TOWER CORPORATION, a Delaware corporation

By:	/s/ EDMUND DISANTO
Name:	Edmund DiSanto
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER REIT, INC., a Delaware corporation

By:	/s/ THOMAS A. BARTLETT
Name:	Thomas A. Bartlett
Title:	Executive Vice President and Chief Financial Officer

Schedule 2.3

ATC Stock Plans

Plan	Shares Available for Grant as of June 30, 2011
American Tower Corporation 2007 Equity Incentive Plan	20,406,352

American Tower Corporation 2000 Employee Stock Purchase Plan, as amended and restated	3,643,277

American Tower Systems Corporation 1997 Stock Option Plan, as amended	0

SpectraSite, Inc. 2003 Equity Incentive Plan	0